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FEB 27 2015

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15045134

SEC ... SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 25866

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-14 (MM/DD/YY) AND ENDING 12-31-14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mowell Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

407 East Sixth Avenue
(No. and Street)

Tallahassee (City) Florida (State) 32303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John B. Mowell (850)386-6161
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James D. A. Holley & Co.
(Name – *if individual, state last, first, middle name*)

2606 Centennial Place (Address) Tallahassee (City) Florida (State) 32308 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

02/3/9/15

OATH OR AFFIRMATION

I, John B. Mowell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mowell Financial Group, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROLINE MENUET SCOTT
Commission # EE 168438
Expires March 24, 2016
Bonded Thru Troy Fain Insurance 800-385-7019

Caroline M Scott
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- (1) ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (1) ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (1) ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(1) Not applicable-Exempt from the provisions of rule 15c3-3 under paragraph (k)(2)(ii).

MOWELL FINANCIAL GROUP, INC.

AUDITED FINANCIAL STATEMENTS

For the year ended December 31, 2014

CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7
Supplemental Information:	
Computation of Net Capital, Basic Net Capital Requirement, and Aggregate Indebtedness	8
Reconciliation between Audited and Unaudited Net Capital	9

MEMBERS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

AICPA TAX SECTION

JAMES D.A. HOLLEY & CO.
CERTIFIED PUBLIC ACCOUNTANTS

2606 CENTENNIAL PLACE
TALLAHASSEE, FLORIDA 32308

TELEPHONE (850) 878-2494
FAX (850) 942-5645

www.holleycpa.com

MEMBERS

FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mr. John B. Mowell, Chairman
Mowell Financial Group, Inc.
Tallahassee, Florida

We have audited the accompanying statement of financial condition of Mowell Financial Group, Inc. as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Mowell Financial Group, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mowell Financial Group, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in pages 8 and 9 has been subjected to audit procedures performed in conjunction with the audit of Mowell Financial Group, Inc.'s financial statements. The supplemental information is the responsibility of Mowell Financial Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the supplemental information contained in pages 8 and 9 is fairly stated, in all material respects, in relation to the financial statements as a whole.

James D.A. Holley & Co.

Tallahassee, Florida

February 20, 2015

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Current assets:	
Cash	$ 107,235
Commissions receivable	24,181
Securities	14,389
Prepaid insurance	6,800
Total current assets	152,605
Other assets:	
Other receivables	170,727
Property and equipment	91,457
Cash value of life insurance	53,939
Deferred taxes	54,217
	$ 522,945

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 2,852
Stockholder's equity:	
Common stock; $1.00 par value:	
Authorized: 100 shares	
Issued and outstanding: 100 shares	100
Capital paid in excess of par value	361,900
Retained earnings	158,093
	520,093
	$522,945

The accompanying notes are an integral part of these financial statements.

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF INCOME
For the year ended December 31, 2014

Income:	
Commissions	$ 935,486
Other	5,142
	940,628
Expenses:	
Salaries and commissions	525,744
Clearing costs and expenses	95,968
Payroll taxes and employee benefits	47,489
Occupancy	53,507
Insurance	54,494
Office	17,384
Securities news services and subscriptions	4,365
Professional fees	8,644
Fees and licenses	5,606
Other expenses	370
	813,571
Income before income taxes	127,057
Income taxes	43,200
Net income	$ 83,857

The accompanying notes are an integral part of these financial statements.

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2014

	Common Stock	Paid In Capital	Retained Earnings
Balance, December 31, 2013	$ 100	$ 361,900	$ 74,236
Net income			83,857
Balance, December 31, 2014	$ 100	$ 361,900	$ 158,093

The accompanying notes are an integral part of these financial statements.

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2014

Cash flows from operating activities:	
Net income	$ 83,857
Adjustments to reconcile net income to net cash provided by operating activities:	
Gain on investments	(2,448)
Depreciation	8,163
Increase in receivables	(4,299)
Increase in prepaid insurance	(1,600)
Decrease in deferred tax asset	43,200
Decrease in payables	(2,710)
Net cash provided by operating activities	124,163
Cash flows from investing activities:	
Purchase of furnishing and leasehold improvements	(52,924)
Investment in cash value of life policy	(2,761)
Net cash used in investing activities	(55,685)
Increase in cash and cash equivalents	68,478
Cash at beginning of year	38,757
Cash at end of year	$ 107,235

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Mowell Financial Group, Inc. is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and in eight U.S. states. The accounting principles followed by the Company and the method of applying those principles conform with generally accepted accounting principles and with general practice within the securities dealers industry.

Cash and Cash Equivalents

Cash includes amounts in a bank checking account and in the client interest program of its clearing agent, Raymond James & Associates, Inc.

Commissions Receivable

Commissions receivable represent amounts due for securities trades from the Company's clearing broker-dealer. An allowance for uncollectible accounts has not been established because these receivables are all current and collected shortly after year end.

Revenue Recognition

The Company prepares its financial statements on the accrual basis of accounting. Revenue is primarily comprised of selling commissions earned as compensation in connection with securities transactions which are recognized on a trade-date basis.

Property and Equipment

Property and equipment originally purchased for $209,134 consists of office furniture and equipment, security equipment, and leasehold improvements. It is depreciated by the straight-line method over the estimated useful lives of the assets, ranging from 3-20 years. Depreciation expense was $8,163 for the year and accumulated depreciation totaled $117,677 as of year end.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Date of Management's Review

Subsequent events have been evaluated through February 20, 2015, which is the date the financial statements were available to be issued.

2. SECURITIES

Investments in marketable securities are carried at fair value. Fair value is determined by reference to quoted market prices in active markets for identical assets which is Level 1 within the hierarchy established by accounting standards. Gains and losses on securities are accounted for by the specific identification method.

Investment securities consist of equity securities with a cost basis of $3,301 and market value of $14,389. The net gain on investments for the year is $2,448.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

4. INCOME TAXES

The Company has net operating losses totaling approximately $494,000. These losses can be carried forward to offset future taxable income through 2029. Net operating loss carryforwards of $43,200 were utilized in the current year. The estimated deferred tax asset for the carryforward of the net operating losses is $54,217. The size of the losses, current market conditions, and anticipated tax law changes make the estimated tax benefit subject to change. The Company's federal and state income tax returns are subject to examination by tax authorities generally for three years after they are filed.

5. RELATED PARTY TRANSACTIONS

The Company and Mowell Financial Group, N.A., which provides investment management services, are both wholly owned by their president, John B. Mowell, Sr. The companies share the occupancy costs for the building owned by the president. Mowell Financial Group, Inc. paid $21,000 in 2014 for rent. Other operating costs of each company are sustained by the business incurring the expense. At year end, other receivables of $170,727 are owed by Mowell Financial Group, N.A.

6. CONTINGENCIES

The Company and its related companies are periodically subject to claims and lawsuits arising in the ordinary course of business. While it is not possible to predict with certainty the outcome of legal matters, management is of the opinion that these matters will not have a material impact on its financial condition or results of operations.

MOWELL FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL
REQUIREMENT, AND AGGREGATE INDEBTEDNESS
December 31, 2014

Exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii)

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition		$ 520,093
Deduct ownership equity not allowable for net capital		
Total ownership equity qualified for net capital		520,093
Additions:		
None		
Deductions:		
Total non-allowable assets		323,201
Net capital before haircuts on securities positions		196,892
Haircuts on securities		2,158
Net capital		$ 194,734

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital		$ 194,734
Minimum net capital required	$ 193	
Minimum dollar net capital requirement	$ 5,000	
Net capital requirement		5,000
Excess net capital		$ 189,734
Excess net capital at 120%		$ 188,734

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 2,852
Percent of aggregate indebtedness to net capital	1.46%

MOWELL FINANCIAL GROUP, INC.
RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL
December 31, 2014

Net capital - unaudited Form X-17A-5, Part IIA	$ 219,388
Reconciling items –	
Year end adjustment for commissions receivable	(24,595)
Year end adjustment to payroll liabilities	(59)
Net capital - audited	$ 194,734

MOWELL FINANCIAL GROUP, INC.

SIPC SUPPLEMENTAL REPORT

For the year ended December 31, 2014

JAMES D.A. HOLLEY & CO.

CERTIFIED PUBLIC ACCOUNTANTS

2606 CENTENNIAL PLACE
TALLAHASSEE, FLORIDA 32308

TELEPHONE (850) 878-2494
FAX (850) 942-5645

www.holleycpa.com

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
AICPA TAX SECTION

MEMBERS
FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Mr. John B. Mowell, Chairman
Mowell Financial Group, Inc.
Tallahassee, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Mowell Financial Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you in evaluating Mowell Financial Group, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Mowell Financial Group, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's accounting records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared the adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments noting no differences;

2. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting any adjustments.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

James D.A. Holley & Co.

February 20, 2015

SCHEDULE OF ASSESSMENT AND PAYMENTS

SIPC net operating revenues for the year ended December 31, 2014 $839,518

General assessment @ .0025 $2,099

Payments:	
July 8, 2014	$ 962
January 16, 2015	1,198
Overpaid	(61)
	$ 2,099

MOWELL FINANCIAL GROUP, INC.

REVIEW OF EXEMPTION REPORT

For the year ended December 31, 2014

JAMES D.A. HOLLEY & CO.

CERTIFIED PUBLIC ACCOUNTANTS

2606 CENTENNIAL PLACE
TALLAHASSEE, FLORIDA 32308

TELEPHONE (850) 878-2494
FAX (850) 942-5645

www.holleycpa.com

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

AICPA TAX SECTION

MEMBERS
FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Mowell Financial Group, Inc. Exemption Report, in which (1) Mowell Financial Group, Inc. identified the following provisions of 17 C.F.R Section 15c3-3(k) under which Mowell Financial Group, Inc. claimed an exemption from 17 C.F.R Section 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Mowell Financial Group, Inc. stated that Mowell Financial Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Mowell Financial Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mowell Financial Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

James D.A. Holley & Co.

Tallahassee, Florida

February 20, 2015

Mowell Financial Group, Inc.'s Exemption Report

Mowell Financial Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers'). This Exemption Report was prepared as required by 17 C.F.R. Section 240-17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> The Company operates pursuant to the subparagraph (k)(2)(ii) exemption under SEC Rule 15c3-3. The Company operated in accordance with this exemption throughout the entire year 2014, and there were no instances during 2014 in which the Company operated outside the scope of the exemption.

Mowell Financial Group, Inc

I, Caroline M. Scott, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Financial Principal

Date: February 19, 2015